Parkway Autonomous Inc.



ANNUAL REPORT

494 Broad Street

Newark, NJ 07102

0

www.parkwayautonomous.com

This Annual Report is dated April 26, 2022.

BUSINESS

Parkway Autonomous Inc. is a WY Corporation formed on October 19, 2021. Parkway Autonomous Inc. has previously operated as Parkway Autonomous LLC, a NY limited liability company, which is also a wholly-owned subsidiary. The principal shareholders of Parkway Autonomous Inc. own an IP-holding company called CAVWAY LLC. CAVWAY LLC was assigned the entire right, title and interests in IP owned by the patent inventor (and principal shareholder of Parkway Autonomous Inc.). CAVWAY LLC has a licensing agreement with Parkway Autonomous to license the IP. Parkway Autonomous Inc. is currently in the pre-revenue stage of development.

Connected Automated Vehicles Patented Technology

A dynamic driving system capable of operating absent or independent of driver input, but in some modes, also capable of receiving and responding to driver input either onboard or remote of the vehicle. The disclosure of the present invention provides a uniform integration of the components required for a safe and effective CAV platform into a single platform without security or operating conflicts, combining collision and pedestrian avoidance into the navigation models of CAVs without elevated risk. The systems defined herein allow the lateral and longitudinal vehicle control to be combined in a proprietary algorithm that optimizes the spacing of vehicles to maintain maximum safety. Each vehicle, objects, and lane lines exert a potential field on all the automated vehicles that allow traveling vehicles to dynamically adjust spacing based on the relative spacing, relative speed, relative vehicle dynamics, and uncertainty associated with the various objects associated with roadway travel, including stationary and moving objects such as pedestrians and bicycles. The CAV technology applies to all fields of transportation including, but not limited to, passenger vehicles, commercial vehicles, passenger transit, including but not limited to buses, rail, air, and private mobility such as rideshare applications and taxis, freight transit, and emergency response vehicles.

Ultrawideband connectivity and micropositioning

The CAV communications are required for operating in all conditions. That is why the UWB/5G cellular combination will replace the use of these older V2X technologies. UWB has the advantage of being a low-power FCC Part 15 Unlicensed device since it operates below the noise floor in a wide bandwidth of frequencies. It also makes it resilient in the presence of spoofing or jamming, making it more reliable. CAV's system utilizes UWB communications for additional data to complement the aforementioned data sources. UWB micro-positioning of the vehicle combines with existing systems such as the UWB technology from user cell phones onboard the CAV, onboard other vehicles proximate to the CAV, pedestrians, or other users in a defined distance proximate to the CAV vehicle. Further, beacon technology allows for additional data. Simply, UWB allows for V2V and V2I communication, allowing vehicles to "talk" with one another in near-real-time, but also with sensors installed in streets and traffic lights, sharing information on roadways and weather conditions, and alerting drivers on the same stretch of highway to potential hazards.

24/7 operations and speed

An electric vehicle system that provides continuous operational capabilities which takes 30 seconds to charge and energy storage systems feeding lithium-ion batteries and distributed charging points along the operating path electric vehicle design supports a rapid charging hybrid energy storage systems/lithium-ion design that will allow 24/7 operation with inductive field chargers that allow charging when stopped at predetermined spots.

Parkway Autonomous is an enabler of the CAVway™ family of prototype Connected Automated Vehicles (CAVs) for passenger and freight transport. Designed from the ground up as a fully automated vehicle allows us to remove the 40% of the vehicle components that are dedicated to human drivers. By moving the control to the four wheels all centralized motors and engine equipment are no longer needed. This makes for a much more cost-effective vehicle that can reduce production costs relative to conventional human-operated internal combustion vehicles. The vehicle designs accommodate 2, 8, 16, and 30 person fit-for-purpose transportation solutions. Our revolutionary, award-winning zero-emissions automotive vehicle and technology design packs traditional electric vehicle components (steering, braking, suspension, powertrain, and control) into the arch of the wheel allowing for the industry's flattest EV platform. The low floor boarding meets FTA low floor standards, ADA Ramps (optional), and wheelchair tie-downs with fully independent single-wheel drive-by-wire control for throttle, steering, and braking functions. Bi-directional travel at max speeds of 68 mph and 220-mile range on SAE J2964/2 high voltage wireless inductive charging allows for 24/7 continuous operations without the need to return to a maintenance facility for charging. Our proprietary modular Dani/battery design allows for very rapid charging, maximizes the life of the electrical system, and adapts to the operational design domain in which it is deployed. The vehicles can pick up charges rapidly in the field, including at bus stops, with high-power inductive chargers in the ground when they are stopped anyway without requiring manual intervention. The vehicles use 4-wheel independent steering to provide numerous benefits such as more room for batteries and passengers, lower total cost of ownership, superior ergonomics, improved maneuverability, maximum operational uptime, fully autonomous capabilities, and global safety standards compliance.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Parkway Autonomous LLC was originally formed on April 25, 2019 in the state of New York. On October 19, 2021, the company incorporated in the state of Wyoming and changed the name from Parkway Autonomous LLC into Parkway Autonomous Inc. The financial statements of Parkway Autonomous LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The company is currently working on prototyping its custom-built vehicles, along with integration or technology. Following the prototyping stage, the company plans to operate a micro factory to nimbly and efficiently manufacture the vehicles needed to serve our customers. The manufacturing process will have a next generation approach and a business model includes a 'CAVway Campus' micro-factory. In partnership with Mobileye/Moovit (an Intel company) we will build a factory that uses limited parts for product integration, without reliance on full-line automation, battery production and bottlenecks in supply and production.

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Historical results and cash flows:

The Company is pre-revenue and its members have invested significant resources in developing intellectual property, designing prototypes, and developing relationships with customers. The stage is now set to manufacture the Company's prototype and begin sales to customers.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Genova Burns LLC

Amount Owed: $100,341.96

Interest Rate: 0.0%

Maturity Date: January 31, 2022

Creditor: Bakos Kritzer

Amount Owed: $19,561.40

Interest Rate: 0.0%

Maturity Date: December 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Alexander Stefman

Alexander Stefman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Director

Dates of Service: April 25, 2019 - Present

Responsibilities: Determine vision and lead operations for the company ($5,000 per month equity compensation)

Other business experience in the past three years:

Employer: Byway Taxi Management

Title: President

Dates of Service: January 01, 1998 - December 31, 2020

Responsibilities: Operations and management and overall vision

Other business experience in the past three years:

Employer: Phillip Bus Service

Title: Vice President

Dates of Service: January 01, 1998 - December 31, 2020

Responsibilities: Contract fulfillment and compliance

Name: Robert James

Robert James's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer, Director

Dates of Service: September 01, 2020 - Present

Responsibilities: Lead innovation, technology, and engineering efforts vehicle development, ultrawideband integration of the company ($5,000 per month equity compensation). Currently Mr. James spends approximately 15 hours per week on Parkway Autonomous.

Other business experience in the past three years:

Employer: HNTB

Title: Senior Project Manager/Lead Systems Engineer

Dates of Service: January 01, 2017 - July 01, 2017

Responsibilities: Heading up connected vehicle related projects in all areas of Intelligent Transportation Systems and SmartCities

Other business experience in the past three years:

Employer: NJ Transit

Title: Lead of Innovation team as acting Chief Innovation Officer

Dates of Service: December 01, 2020 - Present

Responsibilities: Developing advanced solutions and demonstration Programs for real-time micropositioning of bus and rail fleets, connected vehicle eco-driving and transit signal priority, smart garage, and dipod modernization, integrated multi-modal journey planning, and developing the deployment of next-generation automated vehicle strategies and technologies.

Name: Vasily Starostenko

Vasily Starostenko's current primary role is with Revolut. Vasily Starostenko currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September 01, 2021 - Present

Responsibilities: Guide vision and supervise operations of the company ($5,000 per month equity compensation)

Other business experience in the past three years:

Employer: Waymo

Title: Product Manager, Driverless Fleet

Dates of Service: February 01, 2019 - August 30, 2021

Responsibilities: Driverless Fleet Infrastructure: large and complex Fleet Infrastructure problems

Other business experience in the past three years:

Employer: Maximum Impact

Title: Startup Advisor and Investor

Dates of Service: June 01, 2010 - Present

Responsibilities: Advise on Product, Growth, and end to end Customer Experience. I help Founders grow companies faster by delivering better customer experience

Other business experience in the past three years:

Employer: Revolut

Title: Head of Product

Dates of Service: August 01, 2021 - Present

Responsibilities: Head of product for financial technology company that offers banking services

Name: Valentin Scinteie

Valentin Scinteie's current primary role is with CMC Electronics. Valentin Scinteie currently services up to 5 days as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: November 16, 2021 - Present

Responsibilities: Guide vision and supervise operations of the company ($5,000 per month equity compensation)

Other business experience in the past three years:

Employer: Kontron

Title: Director Business Development - Transportation

Dates of Service: August 25, 2014 - October 29, 2021

Responsibilities: Create and drive the commercial strategy for the Kontron's rugged compute platforms for autonomous vehicles (AVs) / deep learning market segment

Other business experience in the past three years:

Employer: CMC Electronics

Title: Product Manager

Dates of Service: November 15, 2021 - Present

Responsibilities: Director role with Avionics and Defense industries

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Preferred Stock

Stockholder Name: ASPA Holdings LLC (100% owned by Alexander Stefman)

Amount and nature of Beneficial ownership: 42,500,000

Percent of class: 42.5

Title of class: Preferred Stock

Stockholder Name: Robert James

Amount and nature of Beneficial ownership: 42,500,000

Percent of class: 42.5

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Preferred Stock

The amount of security authorized is 100,000,000 with a total of 100,000,000 outstanding.

Voting Rights

All voting rights

Material Rights

Under the laws of the State of Wyoming, Issuer is authorized to issue unlimited Preferred Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Under the laws of the State of Wyoming, Issuer is authorized to issue unlimited Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing transportation solutions. Our revenues are therefore dependent upon the market for transportation.

We may never have an operational product or service

It is possible that there may never be an operational CAVway or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our CAVway. Delays or cost overruns in the development of our CAVway and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Parkway Autonomous Inc. was formed on October 19, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Parkway Autonomous Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that CAVway is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns three trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the NHTSA (National Highway Traffic Safety Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Infringement

It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry

The CAVYway vehicle is a completely new product that we have recently introduced into the crowded field of transportation. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a connected automated vehicle product that generates significant sales, rendering our intellectual property worthless. It could be very difficult to persuade a large number of the participants in the transportation industry to try something new and expensive. The Company will only be able to create value if people and transportation agencies are persuaded to buy connected automated vehicles. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Our new products could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that we will be able to successfully launch an appropriately priced product and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our current or future products could have a latent design flaw or manufacturing defect

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We may face technological challenges

We may discover that the optimal retail price points for connected automated vehicles are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits

We sell a product that will involve transportation at high speeds. Thousands of people are injured or killed every year using traditional cars and vehicles. As a result, the transportation industry experience a significant number of product liability lawsuits relating to the safety of its products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our Company, which would significantly reduce the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

Parkway Autonomous Inc.

By   /s/ *Alexander Stefman*

  Name: Alexander Stefman

  Title: CEO

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Alexander Stefman, Principal Executive Officer of Parkway Autonomous Inc., hereby certify that the financial statements of Parkway Autonomous Inc. included in this Report are true and complete in all material respects.

Alexander Stefman

CEO